[Reference Translation]

April 25, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of the Tokyo Stock Exchange and
Premier of the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice of the Difference in Non-Consolidated Financial Results of our

Consolidated Subsidiary from the Previous Fiscal Year

We hereby inform you of the difference in non-consolidated financial results of our consolidated subsidiary, Hino Motors, Ltd. for the fiscal year ended March 31, 2024 compared with the previous fiscal year.

The impact of this matter on our forecasts of consolidated results is expected to be immaterial.

Fiscal Year Ended March 31, 2024 (April 1, 2023 – March 31, 2024)

Fiscal Year Ended March 31, 2023 (April 1, 2022 – March 31, 2023)

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2024	827,969	-0.5	-31,736	—	-56,894	—	-948	—
FY2023	832,061	-3.7	-15,761	—	-25,743	—	-119,189	—

For the reason for the difference, please refer to the attached Hino Motors, Ltd. disclosure below.

Financial Results for the Fiscal Year Ended March 31, 2024 [Japanese GAAP] (Consolidated)
English translation from the original Japanese-language document

April 25, 2024
Name of Listed Company	:	Hino Motors, Ltd.	Stock Listing: Tokyo and Nagoya
Code Number	:	7205
URL	:	http://www.hino.co.jp/
Representative	:	Satoshi Ogiso, President & CEO, Member of the Board of Directors
Contact Point	:	Hiroshi Hashimoto, Operating Officer, General & Government & Public Affairs
Phone	:	(042) 586-5494
Scheduled Date of Annual Meeting of Shareholders	:	June 26, 2024
Scheduled Date of Financial Statements Filing	:	June 26, 2024
Scheduled Date of Dividend Payment Start	:	—
Supplementary materials for Financial Results	:	Yes
Investor conference for Financial Results	:	Yes (For Mass Media and Analysts)

(Amounts are rounded down to the nearest one million yen)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2024 (April 1, 2023 – March 31, 2024)

(1)	Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2024	1,516,255	0.6	-8,103	—	-9,233	—	17,087	—
FY 2023	1,507,336	3.3	17,406	-48.5	15,787	-58.4	-117,664	—

(Note)	Comprehensive income FY 2024: ¥43,901 million (—%) FY 2023: ¥-78,297 million (—%)

	Profit per share	Diluted Profit per share	Return on equity	Ordinary income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
FY 2024	29.77	—	4.5	-0.7	-0.5
FY 2023	-204.98	—	-28.5	1.2	1.2

(Reference)	Equity in earnings of affiliated companies: FY 2024: ¥3,155 million FY 2023: ¥-900 million

(2)	Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2024	1,440,409	471,085	27.7	696.12
FY 2023	1,361,735	433,409	27.0	640.94

(Reference) Equity capital:   FY 2024: ¥399,593 million   FY 2023: ¥367,914 million

(3)	Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2024	-110,410	39,244	55,638	67,733
FY 2023	-40,799	-60,257	114,208	75,683

2.	Dividends

	Dividends per share					Total dividends (annual)	Dividends payout ratio (consolidated)	Dividends on net assets (consolidated)
	1Q	2Q	3Q	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of Yen	%	%
FY 2023	—	0.00	—	0.00	0.00	—	—	—
FY 2024	—	0.00	—	0.00	0.00	—	—	—
FY 2025 (forecast)	—	—	—	—	—		—

(Note)	Since the full-year forecast of profit attributable to owners of parent is still to be made, so the forecast dividend for the fiscal year ending March 2025 is still to be made.

3.	Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2024 (April 1, 2024 – March 31, 2025)

	(% of change from FY2024)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent		Profit per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY 2025	1,600,000	5.5	20,000	—	10,000	—	—	—	—

*Notes

(1)	Changes in significant subsidiaries (changes of specified subsidiaries resulting in changes in scope of consolidation) during the current term: None

(2)	Changes in accounting policies, accounting estimates and restatements:

1)	Changes in accounting policies due to revisions of accounting standards: None

2)	Changes in accounting policies due to reasons other than above 1): None

3)	Changes in accounting estimates: None

4)	Restatements: None

(3)	Number of outstanding shares (common stock)

1)	Number of outstanding shares (including treasury stock) at end of term

FY 2024 574,580,850 shares FY 2023 574,580,850 shares

2)	Number of treasury stock at end of term

FY 2024 554,874 shares FY 2023 554,114 shares

3)	Average number of shares

FY 2024 574,026,355 shares FY 2023 574,027,093 shares

(Reference) Overview of Non-Consolidated Financial Results

1.	Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2024 (April 1, 2023 – March 31, 2024)

(1)	Non-Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2024	827,969	-0.5	-31,736	—	-56,894	—	-948	—
FY 2023	832,061	-3.7	-15,761	—	-25,743	—	-119,189	—

	Profit per share	Diluted Profit per share
	Yen	Yen
FY 2024	-1.65	—
FY 2023	-207.59	—

(2)	Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2024	852,112	187,641	22.0	326.81
FY 2023	832,468	195,566	23.5	340.62

(Reference) Equity capital:    FY 2024: ¥187,641 million    FY 2023: ¥195,566 million

<Reasons for the difference in non-consolidated results from the previous fiscal year>

In FY 2024, our company saw operating loss worsening, due to the skyrocketing prices of materials. In non-consolidated financial results, we posted ¥59,175 million as the provision of allowance for doubtful accounts accompanying the loans receivable from consolidated subsidiaries in the section of non-operating expenses, so ordinary loss worsened. In addition, as mentioned in “3 Consolidated Financial Statements and Major Notes (5) Notes to Consolidated Financial Statements (Additional Information)” on page 15 of the attachment, the loss related to North American certification was posted as an extraordinary loss, and gain on sale of non-current assets and reversal of the loss related to domestic certification were posted as extraordinary gains, so net loss improved from that in the previous fiscal year.

*	Summary of financial results is out of scope of audit by Certified Public Accountants or Audit companies.

*	Statement regarding the proper use of financial forecasts and other remarks

Descriptions regarding the future, including the financial projections contained in this report, are based on certain assumptions currently available to the Company, which are, at the discretion of the Company, deemed reasonable, and the Company gives no guarantees that it will achieve these results. In addition, actual financial results may significantly vary due to various factors.